Exhibit 21.1

Subsidiaries of Apollomics

The following list of subsidiaries applies after completion of the Business Combination:

Legal Name	Jurisdiction of Incorporation

Apollomics Inc.	California, the United States
Maxpro Capital Acquisition Corp.	Delaware, the United States
Apollomics (Australia) Pty Ltd	Australia
Apollomics (Hong Kong) Limited	Hong Kong SAR, China
Zhejiang Crownmab Biotech Co. Ltd.	Mainland China
Zhejiang Crown Bochuang Biopharma Co. Ltd.	Mainland China